Exhibit 99.2

NICE Speech and Desktop Analytics Help Orange Poland Transform its
Customer Service

Hoboken, N.J., January 4, 2017 – NICE (Nasdaq:NICE) today announced that NICE speech and desktop analytics solutions, as well as Real Time Process Optimization, have been recently implemented by telecommunications provider Orange Poland to improve its contact center and back office productivity. Within three months of implementation, the operator reported more effective agent coaching, better customer service, as well as expected cost savings.

Orange Poland began its current service enhancement initiative by upgrading its NICE Call Recording and Quality Management applications, as well as expanding its portfolio of implemented NICE solutions to include: Interaction Analytics (including speech analytics identifying 30 distinct categories of customer calls); Real-Time Activity Monitoring (for desktop analytics at all managerial levels); and Real Time Process Optimization (providing both analytics and workflow automation).

As a result, with 6,000 workstations currently using NICE tools, the company realized an array of measurable benefits in just a few months, including call and call transfer reduction, average handle time decrease, and a significant increase in cross-sell activity.

Part of this rapid success was the result of more targeted call center agent coaching, based on speech and desktop analytics that identify precisely which agents need what guidance.

"We were very pleased to see almost immediate results, as NICE's analytics and optimization tools have enabled us to operate more efficiently and gain deeper insights into our service operation while achieving significant cost savings," said Jolanta Dudek, Board Member responsible for Customer Relations of Orange Poland. "Over the years, the NICE team has proven to be a trusted partner, and their solutions deliver real value."

According to John O'Hara, NICE EMEA president, "High-level executive support for the initiative, as well as close cooperation between the Orange Poland team, NICE CX Consulting, and our local implementation partner, CCSoft, made the large and complex transformation project possible." O'Hara added that "discipline and focus allowed us to help Orange Poland improve interaction quality and create a perfect experience for their customers. And that is also how NICE analytics solutions were able to deliver tangible business benefits within three months of the start of the project."

About Orange Poland
Orange Polska is a unique convergent operator in the Polish market, providing mobile and fixed-line telco services, as well as TV, energy and banking services. With over 16 million mobile customers and 98,67% 4G LTE range, Orange Polska is the number one network in Poland and the largest investor in state-of-the-art superfast internet, fiber and 4G.

Wojciech Jabczyński
Rzecznik Orange Polska
biuro.prasowe@orange.com
https://twitter.com/RzecznikOrange
www.blog.orange.pl

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 917 545 1107, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.